09055050

SE. MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47739

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/28/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercer Allied Company, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Broadway
(No. and Street)

Saratoga Springs (City) New York (State) 12866 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Warzek (518) 886-4301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway (Address) Albany (City) New York (State) 12207 (Zip Code)

PROCESSED
FEB 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 03 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Collins III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercer Allied Company, L.P., as of January 7, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

NANCY MACDANIEL
Notary Public in the State of New York
No. 4810298
Residing in Albany County
My Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Mercer Allied Company, L.P.

Address: 321 Broadway
Saratoga Springs, New York 12866

Telephone: (518) 886-4301

SEC Registration Number: 8-47739

FINRA Registration Number: 37404

(ii) Accounting Firm

Name: PricewaterhouseCoopers, LLP

Address: 677 Broadway Albany, New York 12207

Telephone: (518) 462-2030

Accountant's State Registration Number:

(iii) Audit date covered by the Agreement:

Nov.	28	2008
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2008*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: John J Collins III

Name: John J. Collins III

(By Firm's FINOP or President)

Title: FINOP Date: January 7, 2009

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of Mercer Allied Company, L.P.:

In planning and performing our audit of the financial statements of Mercer Allied Company, L.P. (the "Partnership") as of and for the year ended November 28, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at November 28, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 19, 2008

Mercer Allied Company, L.P.

Financial Statements and Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
November 28, 2008

Mercer Allied Company L.P.
Index
November 28, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
677 Broadway
Albany NY 12207
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Auditors

To the Partners of Mercer Allied Company, L.P.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in partners' capital, and cash flows present fairly, in all material respects, the financial position of Mercer Allied Company, L.P. (the "Partnership") at November 28, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Partnership has had significant transactions with related entities.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

December 19, 2008, except for Note 6,
as to which the date is January 5, 2009

Mercer Allied Company, L.P.
Statement of Financial Condition
November 28, 2008

Assets		
Cash and cash equivalents	$	3,112,845
Commissions receivable		52,155
Due from affiliates		196,737
Prepaid expenses		337,141
Total assets	$	3,698,878
Liabilities and partners' capital		
Liabilities		
Accrued expenses and other	$	22,683
Due to Parent and affiliates		1,169,634
		1,192,317
Commitments and contingencies		
Partners' capital		2,506,561
Total liabilities and partners' capital	$	3,698,878

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Income
Year ended November 28, 2008

Revenues	
Brokerage commissions, principally affiliates	$ 17,575,624
Expenses	
Administrative charges - affiliates	4,397,804
Licenses	462,245
Professional fees	46,200
	4,906,249
Income before income tax expense	12,669,375
Income tax expense	5,020,734
Net income	$ 7,648,641

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Changes in Partners' Capital
Year ended November 28, 2008

	General Partner	Limited Partner	Total
Balance at November 30, 2007	$ 27,080	$ 2,680,840	$ 2,707,920
Net income	76,486	7,572,155	7,648,641
Dividends paid	(78,500)	(7,771,500)	(7,850,000)
Balance at November 28, 2008	$ 25,066	$ 2,481,495	$ 2,506,561

The accompanying notes are an integral part of the financial statements

Mercer Allied Company, L.P.
Statement of Cash Flows
Year ended November 28, 2008

Cash flows from operating activities	
Net income	$ 7,648,641
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Commissions receivable	11,484
Prepaid expenses	(33,442)
Accrued expenses and other	(29,219)
Due to/from Parent and affiliates	(1,593,556)
Net cash provided by operating activities	6,003,908
Cash flows from financing activities	
Dividends paid	(7,850,000)
Net cash used in financing activities	(7,850,000)
Decrease in cash and cash equivalents	(1,846,092)
Cash and cash equivalents at beginning of year	4,958,937
Cash and cash equivalents at end of year	$ 3,112,845

Supplemental Disclosure:

Income taxes paid to the Goldman Sachs Group, Inc. for the year were $6,366,503.

The accompanying notes are an integral part of the financial statements

1. Organization and Summary of Significant Accounting Policies

Mercer Allied Company, L.P. (the "Partnership") is a limited partnership which executed its Certificate of Limited Partnership in the State of Delaware as of October 5, 1994. The Partnership, which commenced operations on December 10, 1994, is a securities broker dealer registered with the Securities and Exchange Commission that refers clients of affiliated companies to clearing brokers and receives a portion of the commission or fee earned by those brokers (brokerage commissions). The Partnership is scheduled to expire December 31, 2044. Further, the Partnership, through brokers of affiliated companies, places client variable life insurance policies with insurance carriers and earns a commission.

Goldman Sachs Ayco Holding LLC is the general partner of the Partnership. The Ayco Company, L.P. is the limited partner of the Partnership.

A summary of significant accounting policies follows:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Partnership defines cash and cash equivalents as cash in banks, money market funds and investments with original maturities of three months or less. Cash and cash equivalent balances are maintained at one institution which is insured by Federal Deposit Insurance (FDI) up to $250,000. The aggregate bank balance at this institution in excess of FDI was approximately $3,176,357 at November 28, 2008.

Revenue Recognition
Brokerage commission's revenue for placing business with clearing brokers is recognized when earned and reasonably determinable. Brokerage commission's revenue for placing client insurance policies with insurance carriers is earned when the insurance policy becomes effective (insurance binder in place) and the premium has been collected by the insurance carrier.

Income Taxes
Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Partnership's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Partnership's tax assets and the liabilities are presented as a component of "Due to Parents and Affiliates," respectively, in the statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes." Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met (see note 5 below for a discussion of the impact of FIN No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," on SFAS No. 109) .

Effective July 2, 2003, the Partnership elected to be taxed as a "C" corporation. As a "C" corporation, the Partnership will be included in the consolidated federal tax return filed by The Goldman Sachs Group, Inc. (the "Parent) for the year ended November 28, 2008. During this period, the Partnership's tax provision has been computed using the separate return method for the allocation of federal and state income taxes.

Comprehensive Income
The Partnership did not have any activities in fiscal 2008 that would result in other comprehensive income. As a result, total comprehensive income is equal to net income.

2. Amended and Restated Limited Partnership Agreement

Allocations of income and losses are generally 99% to the limited partner and 1% to the general partner, except in certain circumstances (as outlined in the amended and restated limited partnership agreement) whereby income and loss allocations are based on a prescribed formula.

3. Related Party Transactions

As discussed below, the Partnership has had significant transactions with related entities. These transactions have had a significant impact on the Partnership's financial position, results of operations and cash flows. Whether the terms of these transactions would have been the same had they been between non-related entities cannot be determined.

The Partnership, through brokers of affiliated companies, places client variable life insurance policies with insurance carriers and earns brokerage commissions. The Partnership also refers clients of affiliated companies to clearing brokers and receives brokerage commissions. Total brokerage commissions earned through affiliated companies in fiscal 2008 aggregated $17,356,275. At November 28, 2008, commissions of $165,559 are included in amounts "Due from affiliates" in the Statement of Financial Condition.

The Partnership, which has no employees, is provided office space, facilities and operational and administrative support by the Parent and other affiliates, for which the Partnership was charged $4,397,804. At November 28, 2008, amounts due to Parent and affiliates for such services aggregated $525,717 (see Notes 1 and 5).

4. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. There are restrictions on operations if aggregate indebtedness exceeds ten times net capital. Effective July 1, 2003, the NASD approved the Partnership's election to reduce its minimum dollar net capital requirement from $50,000 to $5,000. At November 28, 2008, the Partnership had net capital of $1,920,528, which was $1,841,041 in excess of its minimum required net capital of $79,487. The Partnership's net capital ratio at November 28, 2008 was .62 to 1.

5. Income Taxes

The components of income tax expense are as follows:

Current:	
Federal	$ 4,101,709
State	950,203
Prior year:	
Federal	(100,558)
State	69,380
Income tax expense	$ 5,020,734

The difference between the reported provision for taxes and the amount computed by multiplying pretax income by the statutory rate is attributable to state and local taxes. The tax true up for prior years was a net benefit of $31,178 and is included in amounts "Due from affiliates" in the Statement of Financial Condition.

Mercer makes periodic tax payments to its Parent to fund its tax liability. At November 28, 2008, the unremitted portion of the Partnership's 2008 tax liability of $643,917 is included in "Due to Parent and affiliates" in the Statement of Financial Condition.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the Partnership determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Partnership adopted the provisions of FIN No. 48 as of December 1, 2007 and the adoption did not have a material effect on the Partnership's financial condition, results of operations or cash flows.

The Partnership reports interest expense related to income tax matters in "Income tax expense" in the Statement of Income and income tax penalties in "Expenses" in the Statement of Income.

The Partnership as part of the Parent's consolidated tax filing is subject to examination by the U.S. Internal Revenue Service (IRS) and various states such as New York. As of November 28, 2008 the IRS substantially concluded its examination of the parent for fiscal years 2003 and 2004. Tax audits that have been substantially concluded in other jurisdictions include New York State's examination of fiscal years through 2003. The Partnership does not expect that potential additional assessments, if any, from theses examinations will be material to its financial position, results of operations and cash flows.

6. Subsequent Event

On January 5, 2009, the Partnership approved a dividend to the general partner and limited partner aggregating $1,000,000 payable on January 23, 2009.

Mercer Allied Company, L.P.
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
November 28, 2008

Net capital	
Total partners' capital	$ 2,506,561
Deductions	
Non-allowable assets - commissions receivable due from affiliates and prepaid expenses	(586,033)
Net capital	$ 1,920,528
Aggregate indebtedness	
Total aggregate indebtedness liabilities (included in the Statement of Financial Condition)	$ 1,192,317
Total aggregate indebtedness	$ 1,192,317
Percentage of aggregate indebtedness to net capital	62%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-
Computation of basic net capital	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 79,487
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 79,487
Excess net capital	$ 1,841,041
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,801,296

Statement pursuant to paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report of November 28, 2008, dated December 23, 2008.

Mercer Allied Company, L.P.
Schedule II
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under 15c3-3
November 28, 2008

EXEMPTION UNDER SEC RULE 15c3-3 SECTION (k)(2)(ii) HAS BEEN CLAIMED.

The Partnership promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

END